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Filed by Pharmacopeia, Inc. This
communication is filed pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-6 of the
Securities Act of 1934, as amended.
Subject Company: Pharmacopeia, Inc.
Registration No.: 333-70740

FOR IMMEDIATE RELEASE

ISS RECOMMENDS THAT PHARMACOPEIA STOCKHOLDERS VOTE IN FAVOR OF
PHARMACOPEIA'S MERGER WITH EOS BIOTECHNOLOGY

Pharmacopeia Sends Letter To Stockholders

PRINCETON, New Jersey, January 10, 2002—Pharmacopeia, Inc. (Nasdaq: PCOP) today announced that it is mailing the following letter to all Pharmacopeia stockholders regarding the Company's proposed merger with Eos Biotechnology.

Leading Proxy Advisory Firm Recommends Vote FOR The Merger

  January 10, 2002

  Dear Fellow Stockholder:

  We are very pleased to inform you that Institutional Shareholder Services (ISS), the nation's leading independent proxy advisory firm, has recommended that Pharmacopeia stockholders vote FOR the proposed merger with Eos Biotechnology and FOR the related increase in authorized Pharmacopeia shares.

  The recommendations of ISS are relied upon by hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country. ISS's recommendation to vote FOR Pharmacopeia's merger with Eos and FOR the related increase in authorized shares provides powerful, independent confirmation of your Board and Management's recommendation concerning the transaction.

    Your Board Unanimously Recommends That All Stockholders Vote FOR The Merger And FOR The Related Increase In Authorized Shares

  The merger with Eos is an important strategic step for our company—one which we believe will provide Pharmacopeia stockholders with the best opportunity to maximize the value of their investment. We believe the merger with Eos will:

  •
  Position both Accelrys and our drug discovery unit as viable, stand-alone businesses. Eos will enhance Accelrys by adding proprietary gene expression databases to the Accelrys bioinformatics software solutions. Additionally, with Eos, we believe our drug discovery business can generate substantial future revenues and profits through the development of our own drug candidates and by out-licensing successful Phase II candidates to major pharmaceutical companies;

  •
  Transform our drug discovery services business into a fully integrated drug discovery and development company. With sophisticated tools and substantial scientific talent, the combination with Eos will position us to augment our existing drug discovery platform with a continuous flow of high quality proprietary targets; and

  •
  Better enable Pharmacopeia to seize the tremendous opportunity presented by the genomics revolution. We expect that the greater depth of expertise and resources of a combined Pharmacopeia-Eos will provide Pharmacopeia stockholders with greater long-term opportunities for top-line growth and for greater value than the company could achieve on its own.

  Time Is Short! Be sure that your vote is received in time. If you hold your shares in "Street name" with a bank or brokerage house, you can follow the instructions on your voting form to vote by telephone or the Internet. If you hold an actual stock certificate, you may fax your proxy to the company's Transfer Agent, American Stock Transfer and Trust Company at (718) 234-2287. Remember, only your last vote counts. Please vote today.

Industry Analysts And Experts Have Responded Positively To The Strategy Underlying The Combination Of Pharmacopeia And Eos

  •
  "From a strategic perspective, over the long-term, we believe the Eos acquisition would bolster PCOP's drug discovery capabilities. .. With regard to the Eos transaction, we are proponents of the fit in terms of broadening PCOP's product offering and strengthening the top line."

    Bill Tanner, SG Cowen Securities Inc., Analyst report, January 8, 2002*

  •
  "Eos [is] a rising star among private biotech companies."

    Carolyn Pratt, Needham & Co., Reuters, August 22, 2001*

Your Board And Management, Together With Our Financial Advisors, Believe Eos Is The Right Strategic Partner, At The Right Time, At The Right Price

  We are paying a fair price for the opportunity to achieve dramatically greater financial results over the long term than our company could produce on its own. We believe the Pharmacopeia-Eos combination is the best strategic avenue available to us to achieve significant revenue growth and enhance stockholder value. As you may know, however, one of our stockholders, OrbiMed Advisors, has opposed the transaction. We strongly disagree with OrbiMed's position and are convinced that their reliance on short-term measurements for evaluating this compelling strategic opportunity is misplaced. Your Board and Management believe that our merger with Eos will create a company with the breadth of expertise and depth of resources to enable us to profit more fully from our drug discovery activities.

  Your vote is extremely important. Failure to vote your shares could result in one or both of the proposals not being approved. If you have any questions or require any assistance in voting your proxy or executing voting instructions by telephone or the Internet, please call our proxy solicitor, MacKenzie Partners, Inc. at (800) 322-2885 or at (212) 929-5500 (collect).

  Thank you on behalf of the Board of Directors for your continued confidence and support.

  Sincerely,

  /s/ Joseph A. Mollica, Ph.D.
  Joseph A. Mollica, Ph.D.
  Chairman, President and Chief Executive Officer

  # # #

  * Permission to use quotations neither sought nor obtained

PHARMACOPEIA URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING PHARMACOPEIA'S PROPOSED ACQUISITION OF EOS BIOTECHNOLOGY, AS IT CONTAINS IMPORTANT INFORMATION. Security holders may receive a free copy of the proxy statement/prospectus, as well as other related documents filed by Pharmacopeia, at the Web site of the Securities and Exchange Commission (the "SEC"), http://www.sec.gov. In addition, copies of documents filed with the SEC by Pharmacopeia can be obtained, without charge, by directing a request to MacKenzie Partners by email to: proxy@mackenziepartners.com or call (800) 322-2885 or to Pharmacopeia Investor Relations at CN 5350, Princeton, NJ 08543-5350, or (609) 452-3600.

When used anywhere in this document, the words "expects", "believes", "anticipates", "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements herein may include statements addressing future financial and operating results of Pharmacopeia and the timing, benefits and other aspects of the proposed merger. Pharmacopeia has based these forward- looking statements on its current expectations about future events. Such statements are subject to risks and uncertainties including, but not limited to, the successful implementation of Pharmacopeia's strategic plans, the acceptance of new products, the obsolescence of existing products, the resolution of existing and potential future patent issues, additional competition, changes in economic conditions, and other risks described in documents Pharmacopeia has filed with the SEC, including its most recent report on Form 10-K and subsequent reports on Form 10-Q. All forward-looking statements in this document are qualified entirely by the cautionary statements included in this document and such filings. These risks and uncertainties could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document. Pharmacopeia disclaims any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

# # #

Contact:
Sue Rodney
Manager, Investor Relations
(609) 452-3643
srodney@pharmacop.com

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ISS RECOMMENDS THAT PHARMACOPEIA STOCKHOLDERS VOTE IN FAVOR OF PHARMACOPEIA'S MERGER WITH EOS BIOTECHNOLOGY